For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

A Deep Penetrating UTEM Geophysical Program is Underway over the

 West Timmins Nickel Project, Ontario

April 1, 2008, Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J) In a continuing program to evaluate the Montcalm Intrusive, a deep penetrating UTEM survey will begin shortly over 180 kilometers of recently cut grids. The objective is to develop diamond drill targets south of the Montcalm Ni-Cu Mine (see map).  The survey covers a complex sequence of mafic and ultramafic intrusive rocks which the joint venture believes is conducive to hosting magmatic Ni-Cu deposits.  This area of the property has not been thoroughly evaluated in the past.  The planned $400,000 geophysical program, managed by PFN, will be shared on a 50:50 basis with Xstrata Nickel.  To ensure the evaluation of this highly regarded target area is completed as quickly as possible, selected priority ranked conductors will be diamond drill tested by year end.

Phase II Drill Summary:

Pacific North West Capital Corp. has completed the 2007 Phase II diamond drill program on its West Timmins Nickel property.  This program consisted of four diamond drill holes (1058 metres) testing Pulse EM targets with coincident high magnetic response south of Xstrata’s Montcalm Mine as well as airborne conductors to the northwest end of the property with coincident geochemical metal anomalies over conductors. The four drill hole locations are indicated on the attached map.

Disseminated sulphides were intersected in 3 of the 4 holes with anomalous copper and nickel assay values over narrow widths (see Table). All analysis from the drill program were carried out by Accurassay Laboratories located in Thunder Bay, Ontario.

DDH No	AZ	DIP	EOH (m)	TARGET	From (m)	To (m)	Length (m)	Cu (ppm)	Ni (ppm)
WTM-07-23	135	-60	437	DEEP Mag - EM	416.8	419	2.2	228	545
WTM-07-24	270	-45	250	Mag - EM, MMI	124	125	1	1029	117
and					148	151	3	80	547
and					167	172	5	66	567
WTM-07-25	272	-45	250	Mag - EM, MMI	199	200	1	470	55
WTM-07-26	270	-50	200	Mag - EM, MMI		NSA

PFN Nickel Division

In late 2004 PFN established a Nickel Division and currently has an Option / Joint Venture in the Timmins Mining District with Xstrata Nickel. The Project covers 355 square kilometres (87,720 acres), 60 kilometres west of Timmins, Ontario. The West Timmins Nickel Project is adjacent to Xstrata’s Montcalm deposit.  The Montcalm deposit contains a proven mineral reserve of 3.7 million tonnes at 1.37% Ni, 0.64% Cu as of June 30, 2007 and has a remaining expected mine life of 3.5 years. Ore from the Montcalm operation is being trucked to Kidd Metallurgical Site, a distance of approximately 90 kilometres to the east. An extensive geophysical and ground proofing exploration program has been completed on the project to date and PFN has expended approximately $3 million.

The West Timmins Nickel Project was obtained by a Joint Venture with Xstrata Nickel, whereby PFN may earn a 100% interest in the West Timmins Project. Under the terms of the Agreement PFN will spend $4 million over a 4 year period in order to vest with a 100% interest in the Project. Xstrata Nickel, will retain a 2 % NSR and may, under certain circumstances, back in and earn up to a 65% interest by either completing a feasibility study or spending $20 million on a feasibility study whichever occurs first. Under the Agreement PFN will act as Project Operator.

PFN has recently acquired additional nickel projects including the NickelPlats Project in Saskatchewan, the Swayze Nickel Project in the Timmins Mining Camp, Raglan Hills Nickel Project in Ontario and projects in the Voisey’s Bay and King Lake districts of Newfoundland and Labrador.

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel, First Nickel, Benton Resources and SOQUEM.

The Company has over $11 million in working capital and securities.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	April 1, 2008